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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kalorama Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1718 22nd ST NW
(No. and Street)

Washington	DC	20008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer and Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Smith Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalorama Capital, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROXANA MARTINEZ ARCE
NOTARY PUBLIC
DISTRICT OF COLUMBIA
Exp. - 02/14/2023

Elizabeth Smith Avery
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] Cash Flows

Kalorama Capital, LLC

Report of Independent Registered Public Accounting Firm and Financial Statements
December 31, 2020

Kalorama Capital, LLC

Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kssacct.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Kalorama Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kalorama Capital, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kalorama Capital, LLC's management. Our responsibility is to express an opinion on Kalorama Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kalorama Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1: Computation of Net Capital Under Rule 15c3-1 ("Schedule 1") has been subjected to audit procedures performed in conjunction with the audits of Kalorama Capital, LLC's financial statements. The supplemental information is the responsibility of Kalorama Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaiser Scherer & Schlegel, PLLC

We have served as Kalorama Capital, LLC's auditor since 2017.
McLean, VA
February 25, 2021

Kalorama Capital, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	14,050
Equipment, net		698
Total assets	$	14,748
Liabilities and member's equity		
Liabilities		
Accrued expenses	$	462
Total liabilities		462
Member's equity		14,286
Total liabilities and member's equity	$	14,748

See Notes to Financial Statements.

CONFIDENTIAL

Kalorama Capital, LLC

Statement of Operations

Year Ended December 31, 2020

Revenue		
Consulting income	$	60,556
Expenses		
Commissions		19,762
Dues and subscriptions		944
Management fees		19,072
Regulatory dues and assessments		2,355
Accounting and professional services		13,963
Communications		3,137
Marketing, travel and conferences		39
Office supplies and expenses		3,984
Insurance		566
Interest expense		370
Depreciation		226
Bank charges		89
Total expenses		64,507
Net loss	$	(3,951)

See Notes to Financial Statements.

CONFIDENTIAL

Kalorama Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Balance at December 31, 2019	$	18,237
Net loss		(3,951)
Balance at December 31, 2020	$	14,286

CONFIDENTIAL

Kalorama Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(3,951)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		226
Net cash used in operating activities		(3,725)
Net decrease in cash		(3,725)
Cash at beginning of year		17,775
Cash at end of year	$	14,050

See Notes to Financial Statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash was held in a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

The Company recognizes revenue in accordance with ASC 606 *Revenue from Contracts with Customers.* Revenues are recognized when the promised services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those services when such amounts are not probable of significant reversal. The principal sources of revenue are retainer fees and success fees. Retainer fees are recognized as services are provided, generally monthly. Success fees are recognized at the point at which all obligations have been met and when revenues are not probable of a significant reversal.

Equipment consists of computer equipment and is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the asset, which is five years.

Note 2 – Income Taxes

The Company is organized as a single member Limited Liability Company and is, therefore, considered a disregarded entity for Federal and state income tax purposes. The sole member is taxed on the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Equipment

As of December 31, 2020, the Company's equipment consisted of a computer that it purchased for $1,131, net of accumulated depreciation of $433. During the year ended December 31, 2020, depreciation expense was $226.

Note 4 – Revenue and Commissions Expense

During the year ended December 31, 2020, total revenue was $60,556 and was made up of consulting fees of $15,625, success fees of $38,000 and reimbursable expenses of $6,931.

Commissions expenses represent agreed upon payments to a consultant related to success fees recognized during the year ended December 31, 2020.

Note 5 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $13,588 which was $8,588 in excess of its required minimum net capital of $5,000.

Note 6 – Related Party Transactions

During the year ended December 31, 2020, net payments to the Company's sole member were $19,073. These were considered management fees for financial reporting purposes.

Note 7 – Subsequent Events

Management has evaluated events through February 25, 2021, the date on which the financial statements were available to be issued.

CONFIDENTIAL

Kalorama Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Year Ended December 31, 2020

Member's equity from statement of financial condition:	$	14,286
Deductions:		
Non-allowable asset: equipment		(698)
Net capital	$	13,588
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirements	$	8,588

The following is a reconciliation of the preceding computation of net capitalto the Company's corresponding unaudited Part II of Form X-17A-5:

Net capital from the preceding schedule:	$	13,588
Equipment previously reported as other assets		697
Net capital per unaudited Form X-17A-5	$	14,285

KALORAMA CAPITAL

MEMBER: FINRA AND SIPC
1718 22ND STREET NW
WASHINGTON, DC 20008
EAVERY@KALORAMACAPITAL.COM
TEL: 202-387-5920

Kalorama Capital's Exemption Report

Kalorama Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3;
(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to receiving consulting and referral fees derived from private placements, and the Firm 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm); (2) did not carry accounts of, or for, customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year, 2020, without exception.

____

Kalorama Capital

I, Elizabeth Avery, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth Avery
Title: Founder/Managing Director

Dated: Feb. 19, 2021

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kssacct.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Kalorama Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kalorama Capital, LLC ("Kalorama") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Kalorama stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Kalorama limits its business activities exclusively to receiving consulting and referral fees derived from private placements, and Kalorama 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Kalorama); 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year, 2020, without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kalorama's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Kaiser Scherer & Schlegel, PLLC

McLean, VA
February 25, 2021